ANTHONY L.G., PLLC

laura aNTHONy, esq.

GEOFFREY ASHBURNE, ESQ. *

JOHN CACOMANOLIS, ESQ.**

CHAD FRIEND, ESQ., LLM

SVETLANA ROVENSKAYA, ESQ.***

OF COUNSEL:

MICHAEL R. GEROE, ESQ.****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in D.C., CA, NY and MO

*****licensed in FL, CA and NY

February 20, 2019

VIA ELECTRONIC EDGAR FILING

Mara L. Ransom

Assistant Director, Office of Consumer Products

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 001, LLC Amendment No. 6 to Offering Statement on Form 1-A Filed January 30, 2018 File No. 024-10876

Dear Ms. Ransom:

In response to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott W. Lynn dated February 19, 2019, the website (www.masterworks.io) has been revised to remove the entire section entitled “Projected Performance,” including the chart referenced in the Staff’s comments. Accordingly, Masterworks 001, LLC (the “Company”) does not believe an amendment to the Offering Circular is necessary or appropriate.

If the Staff has any further comments regarding the website, the Form 1-A or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jennifer Thompson/U.S. Securities and Exchange Commission
Jennifer López/U.S. Securities and Exchange Commission
Joshua B. Goldstein/Masterworks 001, LLC
Craig D. Linder, Esq./Anthony L.G., PLLC

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